UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2025

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Immediate Report of OPC Energy Ltd.: Business updates regarding the Basin Ranch Project - Towards construction of a power plant with a capacity of approx. 1.35 GW in Texas

On June 9, 2025, Kenon Holdings Ltd.’s (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its immediate report (in Hebrew) “Business updates regarding the Basin Ranch Project - Towards construction of a power plant with a capacity of approx. 1.35 GW in Texas” (the “Immediate Report”).

An English convenience translation of the Immediate Report is furnished as Exhibit 99.1 to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

The Immediate Report makes reference to OPC’s 2024 Periodic Report dated March 12, 2025.  The financial statements in such Periodic Report were included as Exhibit 99.2 to Kenon’s Report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on March 12, 2025.

The Immediate Report also makes reference to OPC’s Report of the Board of Directors as of March 31, 2025, published on May 21, 2025.  Such report was included as Exhibit 99.1 to Kenon’s Report on Form 6-K furnished to the SEC on May 21, 2025.

Forward Looking Statements

This Report on Form 6-K, including the exhibit hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements with respect to the Basin Ranch Project, OPC’s and CPV Group’s plans with respect to the project including plans and expectations with respect to financing the project, including plans to finance CPV Group’s equity share of the project, the TEF loan and expected terms of that agreement, expected characteristics (including capacity) of the project, expected costs, project timelines including construction commencement date and commercial operation date, contracting and expected results for the first year of operation, statements about the ERCOT market, including expected growth, forecasted electricity and natural gas prices for the ERCOT market and underlying assumptions, future carbon capture potential and other non-historical statements.  These statements are not historical facts, but rather are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements.  Such risks include risks relating to potential failure to obtain regulatory or other approvals for the project or to meet the required conditions and milestones for development of the project, risks as to the feasibility of carbon capture potential, the risk of a failure to develop or complete the project as planned (including risks as to the actual cost and characteristics of the project) or at all, the risk that the project does not proceed to construction, risks relating to grid connection, risks relating to financing of construction and development of the project, risks relating to new and existing regulations and proposed changes to regulations, risks relating to license requirements and regulatory decisions, risks relating to electricity prices and natural gas prices in the ERCOT market, including the risk that prices may differ from the forecasts included in the Immediate Report and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise. Capitalized terms used but not defined herein shall have the meanings given to them in the Immediate Report.

* * *

OPC’s Immediate Report has been prepared and published by OPC and Kenon makes no representation or warranty as to such report or the information contained therein. Statements of intent, goals, plans and similar expressions included in OPC’s Immediate Report are those of OPC and/or CPV Group and not of Kenon.

The OPC capital raise referenced in the Immediate Report has not been registered under the Securities Act of 1933, and securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Exhibits
99.1
OPC Energy Ltd.’s Immediate Report, dated June 9, 2025: CPV Group - Business updates regarding the Basin Ranch Project - Towards construction of a power plant with a capacity of approx. 1.35 GW in Texas*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: June 9, 2025	By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer